[GRAPHIC OMITTED] ACERGY

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                        SECOND QUARTER ENDED MAY 31, 2007

London, England - June 27, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its second quarter results on Wednesday July 11, 2007. A conference call will be held to discuss the earnings and review business operations on Wednesday July 11, 2007 at 3:00pm UK Time (11.00 am EDT*)

PARTICIPATING IN THE CONFERENCE CALL WILL BE:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

FROM 12 NOON UK TIME THE FOLLOWING INFORMATION WILL BE AVAILABLE ON THE ACERGY
WEBSITE: http://www.acergy-group.com:

     o    A copy of the second quarter 2007 results press release
     o    A copy of the presentation to be reviewed on the earnings call

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CONFERENCE CALL INFORMATION                   REPLAY FACILITY DETAILS
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Lines will open 30 minutes prior              This  facility  is  available from 6pm UK Time
to conference call.                           (2pm  EDT*) Wednesday  July 11,  2007  until
                                              12  midnight  UK Time (8pm EDT*)
Date:  Wednesday July 11, 2007                Tuesday July 17, 2007.
Time:  3.00pm UK Time (11 am EDT*)

Conference Dial In Numbers:                   Conference Replay Dial In Numbers:
UK Toll Free   :  0800 073 8965               UK Toll Free           :  0800 953 1533
USA Toll Free  :  + 1 866 832 0732            USA Toll Free          :  + 1 866 247 4222
France         :  + 33 (0) 1 70 70 07 85      France                 :  + 33 (0) 1 76 70 02 44
Norway         :  + 47 21 56 32 56            Norway Toll Free       :  0800 165 34
Italy          :  + 39 023 600 7812           Netherlands Toll Free  :  0800 023 4610
Netherlands    :  + 31 (0) 20 7133 453        Germany Toll Free      :  + 49 (0) 692 222 4911
Germany        :  + 49 (0) 692 222 204 77

International Dial In: +44 (0) 1452 560 210   International Dial In  : +44 (0) 1452 550 000

CONFERENCE ID  :  5333364                      Passcode              :   5333364#

*EDT = Eastern Daylight Time
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 1932 773767
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com